UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-41609

Cetus Capital Acquisition Corp.

(Exact name of registrant as specified in its charter)

Floor 3, No. 6, Lane 99

Zhengda Second Street, Wenshan District

Taipei, Taiwan, R.O.C. 11602

+886 920518827

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A Common Stock, one Redeemable Warrant and one Right

Class A Common Stock, par value $0.0001 per share

Redeemable Warrants, each warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50

Rights, each to receive one-sixth of one share of Class A Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*Effective as of July 31, 2024, Cetus Capital Acquisition Corp. (“Cetus” or the “Company”) completed the closing of the business combination contemplated by that certain Business Combination Agreement (as amended from time to time, the “Business Combination Agreement”, and the transactions contemplated thereby, the “Business Combination”) dated as of June 20, 2023 among the Company, MKD Technology Inc., a Taiwan corporation, MKDWELL Limited, a British Virgin Islands business company (“MKD BVI”), MKDWELL Tech Inc., a British Virgin Islands business company (“MKDWELL Tech”), and the other parties thereto. Pursuant to the Business Combination Agreement, among other things, the Company merged with and into a newly-formed, wholly-owned subsidiary of MKDWELL Tech, and MKD BVI merged with and into a separate newly-formed, wholly-owned subsidiary of MKDWELL Tech, following which mergers each of the Company and MKD BVI became a wholly-owned subsidiary of MKDWELL Tech.

Pursuant to the requirements of the Securities Exchange Act of 1934, Cetus Capital Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CETUS CAPITAL ACQUISITION CORP.

Date: August 23, 2024	By:	/s/ Ming-Chia Huang
	Name:	Ming-Chia Huang
	Title:	Director